September 19, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal

Re:	Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 000-29174

Dear Mr. Shuman:

We have received your comment letter dated August 26, 2011 with respect to the above-referenced filings (the “Form 10-K” and the “Form 10-Q”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1. Business

Marketing, Sales and Distribution

Principal Markets, page 13

Staff Comment No. 1:

We note your disclosure of net sales by three geographic regions (EMEA, Americas, and Asia Pacific) for each of the past three years. You state that the United States and Germany each represented more than 10% of revenues in fiscal 2010, but you do not specify the amount attributable to each of these countries. Please ensure that your disclosure fully addresses the requirements of Item 101(d) of Regulation S-K. Specifically, please tell us in your response letter, and clarify in future filings, the amount of material revenues attributable to any individual foreign country for each of the past three fiscal years.

Response to Comment No. 1:

We supplementally advise the Staff that sales are attributed to countries on the basis of the customer’s location. In fiscal years 2011, 2010 and 2009, net sales to customers in the United States represented 36%, 32% and 32% of the Company’s total consolidated net sales. In fiscal year 2010, net sales to customers in Germany represented 11% of the Company’s total consolidated net sales. In fiscal years 2011 and 2009, net sales to customers in Germany represented less than 10% of the Company’s total consolidated net sales. Net sales to customers in other individual countries did not represent more than 10%, by country, of total consolidated net sales in fiscal years 2011, 2010 and 2009.

In future filings, we will provide the percentage of revenues, when such percentage is in excess of 10%, attributable to any individual country for the fiscal year of the filing and the two preceding fiscal years, with an explanation that sales are attributed to countries on the basis of the customer’s location.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources

Cash Outlook, page 57

Staff Comment No. 2:

We note the disclosure that you currently believe your cash and cash equivalents, cash flow generated from operations, and available borrowings will be sufficient to fund your operations for the foreseeable future. In future filings, please clarify the time period that constitutes “foreseeable future.” Please refer to Instruction 5 to Item 303(a) of Regulation S-K, which indicates that liquidity should be discussed on both a short-term and long-term basis, and to FRR 501.03.a, which defines short-term as up to 12 months in the future.

Response to Comment No. 2:

In future filings, we will disclose, if accurate, our belief that our cash and cash equivalents, cash flow generated from operations, and available borrowings will be sufficient to fund our operations for at least the following 12 months.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

Staff Comment No. 3:

Based on the revenue recognition policy disclosure with respect to your LifeSize products, it appears that you initially allocate the total arrangement consideration using the hierarchy described in ASC 605-25-30-2. However, we note that your arrangements include non-essential software and maintenance. Please tell us how you further allocate the arrangement consideration related to your software as a group among the various software related elements. Refer to ASC 605-25-15-3A.

Response to Comment No. 3:

For multiple-deliverable revenue arrangements involving LifeSize products and services, the elements include the following deliverables:

•	Non-software deliverables

•	Hardware with software essential to the functionality of the hardware device delivered at time of sale

•	Maintenance for hardware with essential software, including future, when-and-if-available unspecified upgrades

•	Other services including training and installation

•	Software deliverables

•	Non-essential software

•	Maintenance for non-essential software, including future, when-and-if-available unspecified upgrades

Such multiple-deliverable arrangements include non-software deliverables that are not within the scope of ASC 985 as well as software deliverables within the scope of ASC 985. The consideration received for such arrangements is allocated based on relative selling prices to the non-software deliverables and the software deliverables as a group, in accordance with ASC 605-25-15-3A.

After the consideration is allocated to the software deliverables as a group, we use the separation and allocation guidance in ASC 985 to further allocate the consideration to the individual deliverables within the software group. As described above, the software deliverables sold by the Company consist of non-essential software and maintenance for the non-essential software deliverables. We have established VSOE (vendor specific objective evidence) of fair value for the non-essential software maintenance, and utilize the residual method to recognize revenue for the non-essential software.

Sales of LifeSize software were less than 0.2% of the Company’s net sales in fiscal years 2011 and 2010. We will expand our revenue recognition disclosures in future filings to include additional detail regarding the allocation of arrangement consideration related to software deliverables as a group.

Staff Comment No. 4:

We note your disclosure on page 55 regarding changes in the types of incentive programs offered which resulted in classification of the related accruals as a liability rather than a deduction to accounts receivable. Please clarify the changes to your incentive programs that resulted in this change in classification.

Response to Comment No. 4:

We respectfully advise the Staff that the changes in our incentive promotions were related to the types of customers to whom the promotions were offered. In previous years, our incentive programs were primarily offered to direct customers. Logitech’s direct customers are distributors, who typically resell our products to retailers, value-added resellers, system integrators and other distributors, and large retailers. Our contractual relationship with our direct customers generally allows the customer to offset incentives to which they are entitled against amounts they may owe to Logitech for products purchased. In accordance with the guidance in ASC 210-20-05, accruals related to incentives payable to direct customers are recorded as a deduction to accounts receivable when a right of setoff exists.

In fiscal year 2011, we directed more of our incentive program efforts towards our indirect partners. Logitech’s indirect partners are the retailers, value-added resellers, system integrators and other distributors to whom our direct customers sell. Because we do not sell directly to our indirect partners, no right of setoff exists, and accruals related to incentives payable to indirect customers are recorded as liabilities.

Note 13 – Income Taxes, page 106

Staff Comment No. 5:

We note your disclosure on page 108 that you have not provided for taxes associated with the repatriation of earnings or for other temporary differences related to investments in non-Swiss subsidiaries. Please tell us, and disclose in future filings, the cumulative amount of such undistributed earnings. Refer to ASC 740-30-50-2(b).

Response to Comment No. 5:

As of March 31, 2011, the cumulative amount of unremitted earnings of non-Swiss subsidiaries was approximately $162 million.

In future filings, we will include similar information in our disclosures regarding income taxes.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Staff Comment No. 6:

We note that disclosure in your Form 10-K for the fiscal year ended March 31, 2011 indicates that factors that could require you to review an asset for impairment include a significant decline in your stock price for a sustained period. We further note that your stock price has declined from $18.13 per share on March 31, 2011 to your recent closing stock price of $10.69 per share. Please tell us how you considered this decline in stock price to be a triggering event requiring review of your goodwill asset for impairment in your first quarter of fiscal 2012.

Response to Comment No. 6:

We respectfully acknowledge the Staff’s comment; however the Company does not consider the temporary volatility in our stock price to be a triggering event requiring review of our goodwill assets for impairment.

As described in our Critical Accounting Estimates disclosure in the Form 10-K, recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. We continue to maintain discrete financial information for the video conferencing reporting unit, and accordingly determine impairment for the goodwill acquired at the reporting unit level. All other acquired goodwill is evaluated for impairment as part of the peripherals reporting unit.

As discussed in this disclosure, the impairment analyses performed in fiscal year 2011 indicated the fair value of each of our reporting units exceeded the carrying value of the reporting unit by more than 50% of the carrying value. During the quarter ended June 30, 2011, as well as subsequent to the quarter-end, the Company continued to monitor the key factors as described in our Form 10-K, including the volatility in the Company’s stock price during the period and the Company’s market capitalization relative to its net book value. During that time, there was no sustained period during which the Company’s market capitalization was less than its net book value. As a result, we did not consider the temporary volatility in stock price to be a triggering event that would require the review of our goodwill assets for impairment.

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We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:	Patrick Gilmore, Accounting Branch Chief, Division of Corporation Finance, SEC

Jaime John, Staff Accountant, Division of Corporation Finance, SEC

Katherine Wray, Staff Attorney, Division of Corporation Finance, SEC

Audit Committee, Logitech International S.A.

Guerrino De Luca, Chairman, Acting President and CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Cory Starr, PricewaterhouseCoopers LLP